Av Industrial 675
Lima 1 Perú

T 511 336 7070
F 511 336 8331

RECEIVED
2006 NOV -2 P 1:00
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Ferreyros

06018063

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: **Other information**

Lima, October 30th, 2006

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached our Financial Statements as of September 30th, 2006, and our management report for that period.

Sincerely yours,

Ferreyros
PATRICIA GASTELUMENDI LUKIS
Gerente de División Finanzas

PROCESSED
NOV 07 2006
THOMSON
FINANCIAL

dw 11/2

www.ferreyros.com.pe

Ferreyros

DECLARACIÓN DE RESPONSABILIDAD

El presente documento contiene información veraz y suficiente respecto al desarrollo del negocio de Ferreyros S.A.A. durante el período terminado el 30 de septiembre del 2006. Los firmantes se hacen responsables por los daños que pueda generar la falta de veracidad o insuficiencia del contenido, dentro del ámbito de su competencia, de acuerdo a las normas del Código Civil..

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión
Y Sistemas

Víctor Astete Palma
Gerente División de Contraloría

Ferreyros

Para mayor información contactar con:
Liliana Montalvo, Finanzas Corporativas
Teléfonos: (51-1) 3367070, anexo 4163
Email: **lmontalvo@ferreyros.com.pe**

FERREYROS S.A.A.

INFORME DE GERENCIA POR EL TERCER TRIMESTRE DEL AÑO 2006

(Lima, Perú, 27 de octubre del 2006).- Ferreyros distribuidor de bienes de capital en el Perú, anuncia sus resultados financieros del tercer trimestre del 2006.

Las ventas al 30-09-06 ascendieron a S/.953.2 millones, en comparación con S/. 727.1 millones del mismo periodo del año anterior, un incremento de 31.1%.

La utilidad neta al 30-09-06 ascendió a S/ 69.4 millones en comparación con S/. 18.8 millones del mismo período del año anterior, un aumento de 268.7%. Este incremento en la utilidad neta ha sido alcanzado principalmente gracias a un crecimiento de 31.1% en las ventas, lo cual se explica por el dinamismo experimentado en casi todos los sectores económicos en los cuales la compañía realiza sus operaciones, especialmente en el sector minero debido al aumento del precio de los minerales en el mercado internacional, y en el sector construcción de carreteras debido al inicio de importantes obras viales. Adicionalmente, la compañía ha logrado mantener los gastos de administración y de ventas con un crecimiento mínimo de 6.7%, muy por debajo del aumento en las ventas de 31.1%.

En nuestro informe de gerencia del 1T 2006, mencionamos que los volúmenes de ventas de repuestos y servicios alcanzados en dicho período no se mantendrían en el resto del año, debido a que se esperaba una disminución en la demanda de repuestos y servicios por parte de un cliente importante de la gran minería, como consecuencia de la estacionalidad de las reparaciones de su parque de maquinarias, situación que se ha cumplido, ya que las ventas de repuestos y servicios del 3T 2006 son menores que las del 1T 2006 y 2T 2006 en 16.47% y 4.21 %, respectivamente. La compañía espera compensar la probable disminución en las ventas de repuestos y servicios en el 4T 2006 con una mayor venta de equipos Caterpillar, debido a la alta demanda de los mismos por parte de los clientes del sector minero y sector construcción.

A continuación se presentan las explicaciones de las variaciones más importantes entre los estados financieros de la Compañía correspondientes al tercer trimestre del 2006 y 2005. Para este propósito, algunas cifras del estado de ganancias y pérdidas han sido reclasificadas en los anexos 1 y 3 para

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

mostrar, principalmente, las ventas por pedido directo como ventas y costo de ventas. En el estado de ganancias y pérdidas que se presenta a la Conasev y Bolsa de Valores de Lima se incluye en el rubro Otros Ingresos Operacionales solamente la utilidad bruta obtenida en dichas operaciones.

INFORMACION FINANCIERA

ANALISIS DE LOS RESULTADOS DE LAS OPERACIONES

VENTAS NETAS.- Las ventas netas del 3T 2006 ascendieron a S/. 308.1 millones, en comparación con S/. 274.7 millones del mismo período del año anterior, un incremento de 12.2. %. En conjunto, las ventas de productos principales (máquinas, motores, equipos, automotriz y unidades usadas) fueron superiores en 32.7% a las del 3T 2005 (S/. 161.9 millones en el 3T 2006; S/. 121.9 millones en el 3T 2005), debido a lo siguiente:

- Incremento de 21.1% en la venta de equipos Caterpillar (S/. 123.5 millones en el 3T 2006; S/: 102.0 millones en el 3T 2005), generado por importantes ventas de camiones mineros Caterpillar a clientes de la gran minería, así como por la demanda creciente de otros equipos Caterpillar por parte de clientes de la mediana minería, de empresas contratistas que efectúan trabajos de desarrollo para empresas de diferentes sectores económicos y de empresas constructoras encargadas de la ejecución de importantes proyectos viales, como la construcción de la carretera interoceánica.
- Disminución de 20.5% en la venta de equipos agrícolas (S/.4.9 millones en el 3T 2006; S/. 6.1 millones en el 3T 2005. debido a la reducción en la demanda de dichas unidades por parte de agricultores dedicados a la producción de arroz, como consecuencia de la disminución en el precio de dicho producto en el mercado local.
- Incremento de 67.9% en las ventas de la línea automotriz (S/. 12.3 millones en el 3T 2006; S/. 7.3 millones en el 3T 2005), producido por la demanda generada por la renovación del parque automotor, así como por la prohibición para importar vehículos usados.
- Incremento de 227.5% en las ventas de unidades usadas (S/. 21.0 millones en el 3T 2006, S/. 6.4 millones en el 3T 2005), que se explica por mayores ventas a empresas dedicadas a la construcción de carreteras y a empresas contratistas que realizan trabajos de construcción y desarrollo para la mediana y gran minería.

De otro lado, en el 3T 2006, las ventas de repuestos y servicios fueron inferiores en 4.4% a las del mismo período del año anterior (S/.141.3 millones en el 3T 2006; S/.147.9 millones en el 3T 2005), debido a que, a partir del 2T 2006, un cliente importante de la gran minería ha disminuido paulatinamente sus requerimientos de repuestos y servicio, como consecuencia de la estacionalidad de las reparaciones de su parque de maquinarias.. Por tal razón, es probable que la cantidad de componentes de dicho cliente que se repare en cuarto el trimestre del 2006 sea similar a la del tercer trimestre pero menor a las del primer y segundo trimestre. Sin embargo, la compañía estima que esta

Ferreyros S.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

disminución será compensada con una mayor venta de equipos Caterpillar, los cuales tienen actualmente una alta demanda, principalmente, por parte de clientes del sector minero y del sector construcción.

Por otra parte, los ingresos por alquiler de equipos del 3T 2006 mostraron un ligero incremento de 2.5% en comparación con los registrados en el mismo periodo del año anterior (S/. 4.9 millones el 3T 2006; S/. 4.8 millones en el 3T 2005).

UTILIDAD EN VENTAS.- La utilidad en ventas del 3T 2006 ascendió a S/. 71.1 millones, en comparación con S/. 60.9 millones del mismo período del año anterior, un incremento de 16.8%, originado principalmente por un aumento en las ventas de equipos Caterpillar. En términos porcentuales el margen bruto del 3T 2006 es superior al del mismo período del año anterior (3T 2006: 23.1%; 3T 2005: 22.2%); debido a una mejora en los márgenes brutos tanto de productos principales como de repuestos y servicio.

GASTOS DE VENTA Y ADMINISTRACION.- Los gastos de venta y administración ascendieron en el 3T 2006 a S/. 42.3 millones en comparación con S/. 37.8 millones del mismo período del año anterior, un incremento neto de 12.1 %, debido principalmente a:

- Un aumento de los gastos variables como consecuencia del importante crecimiento de las ventas del período.
- Un incremento no significativo de los gastos fijos.

En el tercer trimestre del 2006 los gastos de venta y administración representan el 13.7 % de las ventas netas frente al 13.8 % del mismo periodo del año anterior.

INGRESOS FINANCIEROS.- Los ingresos financieros del 3T 2006 ascendieron a S/. 9.2 millones en comparación con S/. 6.4 millones del mismo período del año anterior, un incremento de 42.9%, generado principalmente por un aumento en los descuentos por pronto pago otorgados por proveedores del exterior. En el 3T 2006 los pagos efectuados a proveedores del exterior, sujetos a dicho descuento, fueron mayores a los realizados en el mismo período del año anterior, como consecuencia de un aumento en las compras de equipos y repuestos, el cual ha sido producido por el importante crecimiento de las ventas.

GASTOS FINANCIEROS.- Los gastos financieros ascendieron a S/. 6.6 millones en el 3T 2006 en comparación con S/.7.6 millones del mismo período del año anterior, una disminución de 14.0% debido principalmente a una sustitución de obligaciones con tasa de interés alta por otras con tasa de interés más baja, y a la disminución en S/. 24.7 millones en el pasivo promedio sujeto al pago de interés (pasivo promedio 3T 2006: S/.378.9 millones; pasivo promedio 3T 2005: S/.403.6 millones).

PARTICIPACIÓN EN LOS RESULTADOS DE SUBSIDIARIAS.- En este rubro se registran las utilidades de subsidiarias reconocidas por el método de

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

participación patrimonial. Los ingresos por este concepto ascendieron a S/.1.2 millones en el 3T 2006, en comparación con S/. 2.2 millones, una disminución de 44.4%, debido a que las utilidades de subsidiarias registradas en el 3T 2006 ya no incluyen las de la subsidiaria Motorindustria S.A. Al respecto, es importante mencionar que, en la Junta General de Accionistas del 28 de marzo del 2005, se acordó la escisión y transferencia a Ferreyros S.A.A. de un bloque patrimonial de la subsidiaria Motorindustria S.A., relacionado con las actividades de recuperación de piezas y reparación de componentes hidráulicos. Dicha escisión se hizo efectiva el 1° de marzo del 2006.

El monto de las utilidades de Motorindustria S.A. registrado en el 3T 2005 ascendió a S/. 1.1 millones. Si en la comparación no se considera este resultado, las utilidades de subsidiarias del 3T 2006 son mayores en 9% a las obtenidas en el 3T 2005. Este incremento se explica por un aumento en las utilidades de dos subsidiarias que realizan sus ventas a clientes del sector minero, sector construcción y sector hidrocarburos.

OTROS INGRESOS (EGRESOS). - En el 3T 2006 se registró en este rubro un egreso neto de S/. 1.9 millones en comparación con un egreso neto de S/. 3.9 millones del mismo periodo del año anterior. En el 3T 2006, se registro en este rubro principalmente los siguientes conceptos: i) un egreso de S/. 3.1 millones por provisión para desvalorización de existencias; y ii) otros ingresos netos por S/. 1.2 millones. En el 3T 2005, se incluyó en este rubro básicamente los siguientes conceptos: i) un egreso de S/. 3.7 millones por provisión para desvalorización de existencias, ii) un egreso de S/. 2.0 por provisión para desvalorización de activo fijo, iii) un ingreso neto de S/. 1.0 millones por resoluciones de contrato; y iv) otros ingresos netos por S/. 0.8 millones.

UTILIDAD (PERDIDA) EN CAMBIO.- El 3T 2006 incluye una utilidad en cambio por S/. 3.1, mientras que en el 3T 2005 incluye una pérdida en cambio por S/. 6.5 millones. La utilidad en cambio del 3T 2006 se produjo como consecuencia de la apreciación del nuevo sol frente al dólar americano de 0.31 %. En el mismo periodo del año anterior, la pérdida en cambio se originó por una devaluación del sol frente al dólar americano de 2.8 %. En el caso de la Compañía, el importe de las cuentas por pagar en dólares americanos es mayor que el monto de las cuentas por cobrar en dicha moneda.

PARTICIPACIONES E IMPUESTO A LA RENTA.- Las participaciones e impuesto a la renta al cierre del tercer trimestre del 2006 y 2005 han sido calculadas de acuerdo con normas tributarias y contables vigentes.

UTILIDAD NETA.- La utilidad neta del 3T 2006 ascendió a S/. 21.9 millones en comparación con S/. 8.3 millones del mismo período del año anterior, un incremento de 163.4%, explicado por un incremento en la utilidad bruta, un incremento en los ingresos financieros, una disminución de los gastos financieros, una disminución de los egresos diversos, un aumento en la utilidad en cambio; lo cual ha permitido cubrir el moderado incremento de los gastos de administración y de ventas, la disminución de la participación patrimonial en

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

subsidiarias así como aumentar la utilidad neta en S/. 13.6 millones en relación con la obtenida en el mismo periodo del año anterior.

UTILIDAD ANTES DE INTERESES, DEPRECIACIÓN Y AMORTIZACIÓN (UAIDA).- La UAIDA (EBITDA, por sus siglas en inglés) en el 3T 2006 ascendió a S/. 137.6 millones frente a S/. 81.4 millones del mismo período del año anterior, lo cual representa un incremento de 69.0%.

ANALISIS DEL BALANCE GENERAL

Al 30-09-06, el total de pasivos ascendió a S/. 497.1 millones en comparación con S/. 504.1 millones al 30-09-05, una disminución de S/. 7.0 millones. Por otra parte, el total de activos al 30-09-06 ascendió a S/. 873.3 millones en comparación con S/. 813.3 millones al 30-09-05, un incremento neto de S/. 60.0 millones. Las principales variaciones de las cuentas del activo que explican este aumento son las siguientes:

a) Aumento neto de las Cuentas por Cobrar Comerciales (con vencimiento corriente y a largo plazo) por S/. 41.8 millones, como consecuencia de: i) aumento de S/. 30.1 millones por mayores ventas ii) aumento de S/.20.4 millones por cartera en garantía devuelta por un patrimonio fideicometido, transferida de Otras Cuentas por Cobrar a Cuentas por Cobrar Comerciales; iii) disminución de S/. 7.5 millones por incremento en la provisión para cobranza dudosa; y iv) disminución de S/. 1.2 millones por incremento en intereses diferidos.

b) Disminución neta de Otras Cuentas por Cobrar por S/. 21.0 millones, que se explica por: i) disminución de S/. 20.4 millones por cartera en garantía devuelta por un patrimonio fideicometido, transferida de Otras Cuentas por Cobrar a Cuentas por Cobrar Comerciales; y ii) otras disminuciones netas por S/. 0.6 millones.

c) Aumento neto de Existencias por S/. 48.1 millones debido a: i) aumento neto de S/.61.8 millones por compras efectuadas en el período para atender el crecimiento de las ventas, ii) disminución neta de S/. 2.9 millones por transferencia de equipos del inventario a la flota de alquiler; iii) disminución de S/. 12.8 millones por incremento de la provisión para desvalorización de existencias; y iv) aumento de S/. 2.0 millones por transferencia del inventario escindido de la subsidiaria Motorindustria S.A.

d) Incremento neto del Activo Fijo por S/. 3.8 millones, que se explica por: i) aumento de S/. 10.7 millones por compras de equipos de alquiler; ii) aumento de S/. 6.2 millones por compras de otros activos fijos; iii) aumento de S/.10.7 millones por la transferencia de activo fijo escindido de la subsidiaria Motorindustria;. iv) incremento neto de S/. 2.9 millones por transferencia de equipo de alquiler del inventario al activo fijo; v) disminución de S/.28.2 millones por aumento en la depreciación acumulada; vi) disminución de S/. 2.0 millones por aumento en la

Ferreyros S.A.A. | Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

VICTOR ASTETE PALMA
Gerente División Contraloría

provisión para desvalorización de activo fijo; y vii) otros incrementos netos por S/. 3.5 millones.

e) Disminución neta de S/. 16.6 millones en Inversiones en Valores, debido a: i) aumento de S/. 11.2 millones por utilidades de subsidiarias reconocidas por el método de participación patrimonial; ii) disminución de S/. 21.7 millones por escisión de la subsidiaria Motorindustria (se eliminó la inversión y se incorporó activos y pasivos escindidos de dicha empresa); iii) disminución de S/. 5.7 millones por dividendos recibidos en efectivo de una subsidiaria; y iv) otras disminuciones netas por S/. 0.4 millones.

LIQUIDEZ DE LA COMPAÑÍA

El ratio corriente al 30-09-06 es de 1.86, superior al ratio corriente de 1.44 al 30-09-05.

El ratio de apalancamiento financiero al 30-09-06 es de 0.98 en comparación con 1.31 al 30-09-05. Para el cálculo de este ratio se ha excluido los pasivos con proveedores que no generan gasto financiero.

La conformación de las obligaciones de la Compañía al 30 de septiembre del 2006 se muestra en el anexo 4.

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Setiembre del año 2006 y 2005
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2006 al 30 de Setiembre de 2006	Del 1 de Enero de 2005 al 30 de Setiembre de 2005
ACTIVIDADES DE OPERACIÓN			
Cobranza (entradas) por:			
Venta de bienes o servicios e ingresos operacionales		947,660	593,164
Honorarios y comisiones		1,419	2,945
Intereses y rendimientos (no incluidos en la actividad de inversión)		8,875	6,678
Dividendos (no incluidos en la actividad de inversión)		0	0
Regalías		0	0
Otros cobros de efectivo relativos a la actividad		27,921	13,112
Menos pagos (salidas) por:			
Proveedores de bienes y servicios		-819,749	-589,461
Remuneraciones y beneficios sociales		-84,774	-85,284
Tributos		-26,010	-8,745
Intereses y rendimientos (no incluidos en la actividad de financiamiento)		0	0
Dividendos (no incluidos en la actividad de financiamiento)		0	0
Regalías		0	0
Otros Pagos de efectivo relativos a la actividad		-1,197	2,154
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Operación		**54,145**	**-65,437**
ACTIVIDADES DE INVERSIÓN			
Cobranza (entradas) por:			
Prestamos a vinculadas		0	0
Venta de inversiones financieras		1,898	0
Venta de inversiones inmobiliarias		0	0
Venta de inmuebles, maquinaria y equipo		1,222	6,913
Venta de activos intangibles		0	0
Intereses y rendimientos		0	0
Dividendos		15	4,886
Otros cobros de efectivo relativos a la actividad		0	1,261
Menos pagos (salidas) por:			
Prestamos otorgados a vinculadas		0	0
Compra de inversiones financieras		-3,654	0
Compra de inversiones inmobiliarias		0	0
Compra de inmuebles, maquinaria y equipo		-4,865	-4,176
Desembolsos por trabajos en curso de inmueble, maquinaria y equipo		-981	0
Compra y desarrollo de activos intangibles		0	0
Otros activos financieros		0	0
Otros activos no financieros		0	0
Otros pagos de efectivo relativos a la actividad		0	0
Aumento (Disminución) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Inversión		**-6,365**	**8,884**
ACTIVIDADES DE FINANCIACION			
Cobranza (entradas) por:			
Préstamos bancarios		671	-367
Emisión de obligaciones financieras		0	0
Emisión de acciones o nuevos aportes		0	0
Venta de acciones en tesorería		296,485	228,866
Otros cobros de efectivo relativos a la actividad		0	32,430
Menos pagos (salidas) por:			
Amortización o pago de préstamos bancarios		0	0
Amortización o pago de obligaciones financieras		-288,954	-163,392
Recompra de acciones propias (acciones en tesorería)		0	0
Intereses y rendimientos		-22,856	-21,502
Dividendos pagados a accionistas de la matriz		0	0
Dividendos pagados a intereses minoritarios		-13,316	-11,986
Diferencias de conversión		0	0
Otros pagos de efectivo relativos a la actividad.		0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de Actividades de Financiamiento		**-27,970**	**64,049**
Aumento (Disminución) Neto de Efectivo y Equivalente de Efectivo		**19,810**	**7,496**
Saldo Efectivo y Equivalente de Efectivo al Inicio del Ejercicio		11,469	24,041
Saldo Efectivo y Equivalente de Efectivo al Finalizar el Ejercicio		**31,279**	**31,537**

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Estado de Flujos de Efectivo
Por los periodos terminados al 30 de Setiembre del año 2006 y 2005
(En miles de nuevos soles)

	Notas	Del 1 de Enero de 2006 al 30 de Setiembre de 2006	Del 1 de Enero de 2005 al 30 de Setiembre de 2005
CONCILIACIÓN DE LA UTILIDAD NETA CON EL EFECTIVO NETO PROVENIENTE DE ACTIVIDADES DE OPERACIÓN			
Utilidad (Pérdida) neta del Ejercicio		69,464	18,839
Más :			
Ajustes a la Utilidad (Pérdida) del Ejercicio		0	0
Provisión de cuentas de cobranza dudosa		6,080	4,748
Provisión por desvalorización de existencias		9,353	8,304
Provisión por fluctuación del valor de inversiones financieras		0	0
Depreciación del ejercicio		22,020	25,138
Desvalorización de activos		0	0
Amortización y castigo de activos intangibles		124	97
Provisión para protección del medio ambiente		0	0
Amortización de otros activos		0	0
Provisiones		16,853	19,214
Pérdida en venta de inversiones financieras		0	0
Pérdida en venta de inversiones inmobiliarias		0	0
Pérdida en venta de inmuebles, maquinaria y equipo		0	0
Pérdida en venta de activos intangibles		0	0
Participación en los resultados de de empresas vinculadas, netas de dividendos recibidos en efectivo		0	0
Pérdida por aplicación del valor razonable		0	0
Impuesto a la renta y participación de los trabajadores diferidos		0	0
Efecto acumulado por cambios en las políticas contables		0	0
Otros		21,756	21,678
Menos:			
Ajustes a la Utilidad (Pérdida) del Ejercicio		0	0
Utilidad en venta de inversiones financieras		0	0
Utilidad en venta de inversiones inmobiliarias		0	0
Utilidad en venta de inmuebles, maquinaria y equipo		-658	-3,670
Utilidad en venta de activos intangibles		0	0
Ganancia por aplicación del valor razonable		0	0
Impuesto a la renta y participación de los trabajadores diferidos		248	-898
Participación en los resultados de de empresas vinculadas, netas de dividendos recibidos en efectivo		-8,462	-8,601
Efecto acumulado por cambios en las políticas contables		0	0
Otros		-10,608	-6,125
CARGOS Y ABONOS POR CAMBIOS NETOS EN LOS ACTIVOS Y PASIVOS			
(Aumento) Disminución de Activos financieros a valor razonable a través de ganancias y pérdidas		0	0
(Aumento) Disminución de Activos disponibles para la venta			
(Aumento) Disminución de Activos por Instrumentos Financieros Derivados			
(Aumento) Disminución de Cuentas por Cobrar Comerciales		258	-95,242
(Aumento) Disminución de Cuentas por Cobrar a Vinculadas		0	0
(Aumento) Disminución de Otras Cuentas por Cobrar		-1,575	1,725
(Aumento) Disminución en Existencias		-18,830	-32,303
(Aumento) Disminución en Activos Biológicos		0	0
(Aumento) Disminución de Activos no corrientes disponibles para la venta		0	0
(Aumento) Disminución en Gastos Pagados por Anticipado		-1,075	95
(Aumento) Disminución de Otros Activos		0	0
Aumento (Disminución) de Obligaciones Financieras		0	0
Aumento (Disminución) de Cuentas por Pagar Comerciales		-57,603	-20,943
Aumento (Disminución) de Cuentas por Pagar a Vinculadas		0	0
Aumento (Disminución) de Provisiones		0	0
Aumento (Disminución) de Impuesto a la Renta y Particip. Corrientes		0	0
Aumento (Disminución) de Otras Cuentas por Pagar		6,798	2,507
Aumento (Disminución) de Pasivos por Instrumentos Financieros Derivados		0	0
Aumento (Dism) del Efectivo y Equivalente de Efectivo Provenientes de la Actividad de Operación		54,145	-65,437
PRINCIPALES TRANSACCIONES QUE NO GENERARON FLUJOS DE EFECTIVO EN EL PERIODO			
Ajuste de ejercicios anteriores		0	0
Bienes adquiridos en operaciones de arrendamiento financiero		0	0
Compensación de pasivos corrientes		0	0
Compensación de pasivos no corrientes		0	0
Capitalización de acreencias u obligaciones		0	0
Revaluación de activos		0	0
Aportes de capital en bienes		0	0

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
NOTAS A LOS ESTADOS FINANCIEROS
POR EL PERÍODO TERMINADO EL 30 DE SETIEMBRE DEL 2006

1) PRINCIPIOS Y PRACTICAS CONTABLES

Los estados financieros de la Compañía han sido preparados de acuerdo con principios de contabilidad generalmente aceptados en el Perú. Los principios de contabilidad generalmente aceptados en el Perú comprenden a las Normas Internacionales de Información Financiera (NIIF) oficializadas a través de Resoluciones emitidas por el Consejo Normativo de Contabilidad. Las NIFF comprenden a las Normas Internacionales de Información Financiera (NIIF), a las Normas Internacionales de Contabilidad (NIC) y a los pronunciamientos del Comité de interpretaciones (SIC e IFRIC). A la fecha de los estados financieros el Consejo Normativo de Contabilidad ha oficializado la aplicación obligatoria de las NIC de la 1 a la 41 y de las SIC de la 1 a la 33.

Respecto de las NIC 21 y 27 revisadas en el 2003, el Consejo Normativo de Contabilidad, tomando en consideración que se requiere de mayor estudio de los criterios técnicos sobre los que las empresas deben sustentar y establecer su moneda funcional, y teniendo en cuenta la importancia que le otorgan los dispositivos legales en el Perú a los estados financieros individuales, a través de su resolución N° 038-2005-EF/93.01 de fecha 28 de diciembre del 2005, publicada el 3 de febrero del 2006 acordó suspender la entrada en vigencia de la NIC 21 revisada en el 2003 hasta el 31 de diciembre de 2006, y restituir por el mismo periodo la NIC 21 anterior así como las SIC 19 y 30, excepto por el tratamiento alternativo indicado en los párrafos del 20 al 22 de la referida norma; esta resolución no impide la aplicación optativa de la NIC 21 revisada en el 2003, en los términos que se indican en el articulo 3 de la resolución N° 034-2005-EF/93.01. En adición se mantiene la aplicación en el Perú del método de participación patrimonial en la elaboración de los estados financieros individuales, para la valuación de las inversiones en subsidiarias y asociadas.

Los estados financieros del periodo han sido elaborados considerando los mismos principios y prácticas contables que fueron aplicados en la preparación de los estados financieros correspondientes al 2005.

Moneda de medición y presentación
Las partidas incluidas en los estados financieros de la Compañía se expresan en la moneda del ambiente económico primario donde opera la entidad (moneda de medición). Los estados financieros se presentan en nuevos soles, que es la moneda medición y la moneda de

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

presentación de la Compañía. Las transacciones en moneda extranjera se traducen a la moneda de medición usando los tipos de cambio vigentes a las fechas de las transacciones. Las ganancias y pérdidas por diferencia en cambio que resultan a la fecha del cobro o del pago de tales transacciones y de la traducción a los tipos de cambio al cierre del período de activos y pasivos monetarios denominados en moneda extranjera se reconocen en el estado de ganancias y pérdidas.

2) ESCISIÓN DE BLOQUE PATRIMONIAL DE COMPAÑIA SUBSIDIARIA

En la Junta General de Accionistas del 28 de marzo del 2005 se acordó la escisión de un bloque patrimonial de la subsidiaria Motorindustria S.A. , relacionado con las actividades de recuperación de piezas y reparación de componentes hidráulicos, las cuales han sido transferidas a Ferreyros S.A.A. El efecto inicial de esta operación en los estados financieros de esta última compañía fue como sigue:

	Activos S/. 000		Pasivos S/. 000
Activos corrientes	2,451	Pasivos corrientes:	
		- Aumento	978
Activos no corrientes:		- Disminución	(10,264)
- Activo fijo, neto	10,707		
- Inversión en valores	(21,662)	Pasivo no corriente	782
	(8,504)		(8,504)

La disminución de inversión en valores corresponde a la reducción del patrimonio neto de la subsidiaria como consecuencia de haber escindido un bloque de su patrimonio. Mientras que la disminución del pasivo corriente corresponde a la eliminación de éste contra las cuentas por cobrar a nombre de la propia Compañía que fueron transferidas por la subsidiaria.

3) CUENTAS POR COBRAR COMERCIALES

Este rubro comprende:

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	30/09/2006		31/12/2005	
	Corriente	Largo plazo	Corriente	Largo plazo
	S/.000	S/.000	S/.000	S/.000
Facturas y letras	280,956	26,202	266,198	38,221
Intereses diferidos	(10,479)	(4,233)	(9,757)	(3,433)
Provisión para cuentas de cobranza dudosa	(33,061)		(29,595)	
	237,416	21,969	226,846	34,788

4) CUENTAS POR COBRAR Y CUENTAS POR PAGAR CON EMPRESAS AFILIADAS

Los saldos de las cuentas por cobrar y por pagar con empresas afiliadas son los siguientes:

	30-09-06	31-12-05
	S/.000	S/.000
Por cobrar vencimiento corriente		
Comerciales:		
Unimaq S.A.	4,888	1,664
Orvisa Sociedad Anónima	1,847	4,548
Fiansa Sociedad Anónima	419	112
Domingo Rodas S.A.	200	153
Motorindustria S.A.	27	555
Depósitos Efe S.A.	11	11
	7,392	7,043
Diversas :		
Unimaq S.A.	410	2,346
Fiansa Sociedad Anónima	2,915	1,669
Domingo Rodas S.A.	344	365
Orvisa Sociedad Anónima	4,395	2,616
	8,064	6,996
Total cuentas por cobrar	15,456	14,039
Por pagar vencimiento corriente		
Comerciales:		
Motorindustria S.A.	708	6,962
Orvisa Sociedad Anónima	1,942	376
Fiansa Sociedad Anónima		138
Unimaq S.A.	314	106
Depósitos Efe S.A.	51	3
	3,015	7,585
Diversas :		
Motorindustria S.A.		3,675
Total cuentas por pagar	3,015	11,260

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

5) **EXISTENCIAS**

Este rubro comprende:

	30-09-06	31-12-05
	S/.000	S/.000
Máquinas motores y automotores	113,610	140,703
Repuestos	106,452	90,815
Servicios de taller en proceso	20,240	19,280
Existencias por recibir	36,659	21,575
	276,961	272,373
Provisión para desvalorización de existencias	(17,878)	(19,118)
	259,083	253,255

El movimiento del período de la provisión para desvalorización de existencias fue el siguiente:

	30-09-06	30-09-05
	S/.000	S/.000
Saldo inicial	19,118	13,948
Adiciones del período	9,353	8,304
Aplicaciones por ventas	(10,593)	(6,125)
Saldo final	17,878	16,127

6) **INMUEBLES MAQUINARIA Y EQUIPO**

El movimiento del rubro inmuebles, maquinaria y equipo y el de su correspondiente depreciación acumulada, es el siguiente:

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	Saldos iniciales S/.000	Adiciones al costo y/o aplicadas a resultados S/.000	Ventas S/.000	Transfe- rencias S/.000	Otros cambios S/.000	Saldos finales S/.000
Costo -						
Terrenos	54,894	215				55,109
Edificios y otras construcciones	81,534	254	(198)		3,681	85,271
Instalaciones	3,936	234				4,170
Maquinaria y equipo	88,166	2,695	(1,518)	5,555	13,286	108,184
Maquinaria y equipo, flota de alquiler	74,130	9,925		7,596		91,651
Unidades de transporte	3,719		(173)		616	4,162
Muebles y enseres	29,578	1,467	(947)		393	30,491
Trabajos en curso	1,862	981			0	2,843
	337,819	15,771	(2,836)	13,151	17,976	381,881
Depreciación acumulada -						
Edificios y otras construcciones	28,335	1,852	(33)	13	622	30,789
Instalaciones	2,649	350				2,999
Maquinaria y equipo	66,710	7,009	(1,131)	(14)	6,001	78,575
Maquinaria y equipo, flota de alquiler	20,813	11,101		(7,858)	0	24,056
Unidades de transporte	3,439	123	(173)	(1)	424	3,812
Muebles y enseres	24,039	1,585	(935)		224	24,913
	145,985	22,020	(2,272)	(7,860)	7,271	165,144
Provisión para desvalorización de inmueble	(7,954)					(7,954)
Costo neto	183,880					208,783

Como producto del acuerdo de escisión, la subsidiaria Motorindustria S.A. segregó un bloque patrimonial y lo transfirió a la Compañía. El activo fijo transferido por este concepto se está presentando en la columna "Otros cambios".

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

7) EMISIONES Y REEMBOLSOS DE TITULOS DE DEUDA

La deuda por bonos corporaivos emitidos es como sigue:

					Saldo pendiente de pago:			
Tipo	Fecha emisión	Vencimiento	TOTAL US $.000	TOTAL S/. 000	CORRIENTE US $.000	CORRIENTE S/. 000	NO CORRIENTE US $.000	NO CORRIENTE S/. 000
Cuarta emisión, Serie A, del primer programa	Julio del 2004	Hasta julio del 2007	7,500	24,375	7,500	24,375		
Primera emisión, Serie B, del primer programa	Diciembre del 2004	Hasta noviembre del 2007	7,500	24,375			7,500	24,375
Cuarta emisión, Serie A, del primer programa	Setiembre del 2005	Hasta setiembre del 2008	15,000	48,750			15,000	48,750
Tercera emisión, Serie A, del primer programa	Octubre del 2005	Hasta octubre del 2010	10,000	32,500			10,000	32,500
Cuarta emisión, Serie B, del primer programa	Febrero del 2006	Hasta febrero del 2009	10,000	32,500			10,000	32,500
TOTALES			50,000	162,500	7,500	24,375	42,500	138,125

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

La deuda por papeles comerciales emitidos es como sigue:

Tipo	Fecha emisión	Vencimiento	Importe US $.000	Importe S/. 000
Primera emisión, Serie A, del segundo programa de instrumentos de corto plazo Ferreyros	Setiembre del 2006	Marzo del 2007	10,000	32,500
TOTALES			10,000	32,500

Los intereses devengados por títulos de deuda ascienden a S/.7.1 millones.

Las redenciones de bonos corporativos en el período son como sigue:

Tipo	Fecha redención	Importe US $.000	Importe S/. 000
Cuarta emisión, Serie B, del primer programa	Abril del 2006	10,000	32,500
Cuarta emisión, Serie C, del primer programa	Julio del 2006	5,000	16,250
TOTALES		15,000	48,750

8) INFORMACIÓN POR SEGMENTOS

Las ventas netas y resultados operativos por segmentos de negocios del período son detallados a continuación:

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

	2006			2005		
	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total	Equipos Pesados, repuestos y servicios	Otras Unidades de Negocios	Total
	S/.000	S/.000	S/.000	S/.000	S/.000	S/.000
Total ingresos por ventas y servicios	861,026	74,728	935,755	629,880	67,954	697,834
Utilidad de operación	84,131	7,098	91,229	36,180	6,806	42,987
Principales activos:						
Activos fijos	163,137	45,646	208,783	147,263	57,717	204,980
Existencias	231,672	27,411	259,083	189,489	21,453	210,942
Cuentas por Cobrar	232,390	42,452	274,842	182,491	43,711	226,202

9) PATRIMONIO

a) Capital

Por acuerdo de Junta General de Accionistas del 28 de marzo del 2006, se aprobó aumentar el capital social en S/.18.0 millones mediante la capitalización de resultados acumulados y excedente de reevaluación.

Luego de la emisión de las acciones correspondientes y de la formalización mediante escritura pública, el capital social está representado por 258,360,000 acciones comunes de un valor nominal de S/.1.10 cada una.

b) Excedente de reevaluación

Debido a un error en la interpretación de la "NIC 16- Propiedad , Planta y Equipo", que establece las normas para el tratamiento del excedente de reevaluación, la Compañía ha capitalizado en ejercicios anteriores excedente de reevaluación por S/. 7.8 millones , el cual representa el 2.24% del patrimonio. Aun cuando dicho importe es inmaterial para afectar el patrimonio neto de la Compañía, con el propósito de cumplir con criterios de total transparencia con el mercado, la Compañía ha restituido el excedente de reevaluación capitalizado por S/. 7.8 millones con cargo a resultados acumulados. Cabe destacar que esta situación no afecta de manera alguna el valor del patrimonio neto ni la capacidad de la Compañía para honrar su política de distribución de dividendos.

c) Resultados acumulados

Por acuerdo de la Junta General de Accionistas antes mencionada, se aprobó la distribución de dividendos en efectivo por S/.13.3 millones y la capitalización de resultados acumulados por S/. 13.8 millones.

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

Adicionalmente, se ha restituido el excedente de reevaluación capitalizado por S/. 7.8 millones con cargo a resultados acumulados.

10) CONTINGENCIAS Y COMPROMISOS

Al 30 de Setiembre del 2006, la Compañía tiene las siguientes contingencias:

a. En Abril del 2003, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2000 por un total de S/.5.3 millones, incluidos multas e intereses. La Compañía ha presentado un recurso de apelación al Tribunal Fiscal.

b. En Diciembre del 2005, la Compañía recibió acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas del año 2001 por un total de S/.19.1 millones, incluidos multas e intereses. La Compañía presentó un recurso de reclamación a la Administración Tributaria.

c. En Junio del 2006, la Compañía ha recibido acotaciones tributarias por el Impuesto a la Renta e Impuesto General a las Ventas de los años 2002 y 2003 por S/. 28.8 y S/. 4.7 millones, respectivamente, incluidos multas e intereses. La Compañía presentó un recurso de reclamación a la Administración tributaria.

d. Al 30 de Junio del 2006, la Compañía mantiene en proceso de reclamación, juicios por US $ 1.0 millones por concepto de indemnización por daños y perjuicios iniciados por terceros.

La Gerencia de la Compañía, basada en la opinión de sus asesores legales y tributarios, considera que dichas acotaciones y juicios son improcedentes y que el resultado final sería favorable a la Compañía; por lo tanto, no ha considerado necesario registrar una provisión por estos procesos.

Respecto de los procesos de fiscalización de los que resultaron las acotaciones tributarias indicadas, de acuerdo al procedimiento establecido, la Administración Tributaria hizo conocer a la Compañía, previamente a su emisión, el resultado de cada fiscalización en conjunto, otorgando un plazo para evaluar y subsanar las omisiones e infracciones supuestamente cometidas. En este sentido, la Compañía cumplió con subsanar y pagar las omisiones e infracciones que, de acuerdo a una evaluación exhaustiva con los asesores tributarios, se consideraron procedentes.

Adicionalmente, es importante mencionar lo siguiente:

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

a. Con fecha 18 de mayo del 2006, la Compañía recibió de la Administración Tributaria una acotación por S/. 1.0 millón, relacionada con las Resoluciones del Tribual fiscal Nros. 0758-2-2005 y 01644-1-2006, que determinaron que la metodología de ajuste por inflación no resultaba de aplicación en un escenario en el cual no existe inflación sino deflación, razón por la cual no debió determinarse REI tributario por el ejercicio 2001.

   Al respecto, con fecha 26 de Julio del 2006 fue publicada la ley N° 28843 la cual dejó sin efectos las indicadas Resoluciones del tribunal Fiscal, lo que obligará a la Administración tributaria a declarar fundado nuestro recurso de reclamación en relación a la indicada Resolución de Determinación, dejando sin efecto la deuda tributaria por S/. 1.0 millón.

b. Al 30 de Junio del 2005 se encontraba pendiente de resolución por parte del Tribunal Fiscal una acotación por S/. 2.7 millones por supuesta omisión en el pago de una multa relacionada con el Impuesto a la Renta del ejercicio 2001. En noviembre del 2005 el Tribunal Fiscal declaró nula y sin efecto dicha resolución, razón por la cual ya no aparece como contingencia al 30-09-06.

Al 30 de Setiembre del 2006, la Compañía tiene los siguientes compromisos:

a. Avales por US $ 13.8 millones y US $ 10.9 millones, que garantizan operaciones de crédito de subsidiarias y afiliadas y de operaciones de compra de terceros respectivamente.

b. Fianzas bancarias a favor de entidades financieras por US $ 0.7millones, que garantizan transacciones diversas.

11) UTILIDAD POR ACCION

La utilidad por acción común básica ha sido determinada de la siguiente manera:

		Trimestres terminados el:		Periodos terminados el:	
		30-09-06	30-09-05	30-09-06	30-09-05
Utilidad neta	S/.	21,923,000	8,323,000	69,464,000	18,839,000
Promedio ponderado de acciones comunes en circulación		258,360,000	258,360,000	258,360,000	258,360,000
Utilidad básica por acción	S/.	0.085	0.032	0.269	0.073

Ferreyros S.A.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

La utilidad básica por acción se calcula dividiendo la utilidad neta correspondiente a los accionistas comunes entre el promedio ponderado de las acciones comunes en circulación, incluidas las acciones potenciales por emisión de acciones liberadas por capitalización, a la fecha de los estados financieros.

Por no existir las condiciones que lo justifiquen, no se ha determinado la utilidad por acción diluida; ésta se establece cuando existen acciones potenciales, las cuales corresponden principalmente a instrumentos financieros o contratos que den derecho a sus tenedores a obtener acciones comunes.

12) VENTAS NETAS Y UTILIDAD EN VENTAS :

Las operaciones realizadas con empresas subsidiarias fueron las siguientes:

	Trimestres terminados el:		Periodos terminados el:	
	30-09-06	30-09-05	30-09-06	30-09-05
	S/.000	S/.000	S/.000	S/.000
Ventas netas	6,204	2,303	12,229	15,938
Utilidad en ventas	636	324	1,355	1491

13) TRANSACCIONES CON VINCULADAS

Las transacciones del periodo con subsidiarias se resumen como sigue:

	2006	2005
	S/.000	S/.000
Venta de bienes :		
Orvisa Sociedad Anónima	5,753	11,172
Unimaq S.A.	4,996	2,421
Motorindustria S.A.	487	636
Domingo Rodas S.A.	23	282
Fiansa Sociedad Anónima	23	0
	11,282	**14,511**
Venta de servicios :		
Fiansa Sociedad Anónima	329	460
Orvisa Sociedad Anónima	324	359
Motorindustria S.A.	175	266
Unimaq S.A.	83	324
Domingo Rodas S.A.	36	18
	947	**1,427**
Total venta de bienes y servicios	**12,229**	**15,938**

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19919

	2006 S/.000	2005 S/.000
Compra de bienes:		
Fiansa Sociedad Anónima	1,603	6,747
Orvisa Sociedad Anónima	1,583	277
Unimaq S.A.	1,518	3,384
Depósitos Efe S.A.	104	0
	4,808	10,408
Compra de servicios:		
Motorindustria S.A.	6,924	16,655
Fiansa Sociedad Anónima	801	726
Depósitos Efe S.A.	540	762
Unimaq S.A.	209	295
Orvisa Sociedad Anónima	111	107
	8,585	18,545
Total compra de bienes y servicios	13,393	28,953

Los ingresos provenientes de estas operaciones se encuentran gravados con Impuesto General a las Ventas e Impuesto a la Renta.
Las operaciones se realizan a valor de mercado y la forma de pago es al contado.

14) TRANSACCIONES QUE NO REPRESENTAN FLUJOS DE EFECTIVO

Las siguientes son las principales transacciones ocurridas en los períodos terminados el 30 de Setiembre que no se incorporan en el estado de flujos de efectivo, debido a que no representan flujos de efectivo:

	30-09-06	30-09-05
	(En miles de soles)	
Ajustes por registro de :		
Transferencias de existencias a inmuebles, maquinarias y equipo	60,548	29,778
Transferencias de inmuebles, maquinarias y equipo a existencias	39,537	44,506

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A. **ANEXO 4**

Conformación del Pasivo al 30 de Setiembre del 2006
(En miles de US dólares)

	Total	Pasivo Corriente	Pasivo a Largo Plazo	
			Parte corriente	Largo Plazo
Bancos	40,685	29,033	2,163	9,489
Proveedores:				
Caterpillar	7,072	7,072		
Otros	10,228	10,228		
Bonos corporativos	60,000	10,000	7,500	42,500
Caterpillar Financial Services	10,106		603	9,503
Otros pasivos	24,854	24,854		
Total	152,945	81,187	10,266	61,492

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros
VICTOR AS
Gerente Divis

ANEXO 1

FERREYROS S.A.A.

Estado de Ganancias y Pérdidas
(En miles de soles)

	3T 06	%	2T 06	%	3T 05	%	3T 06/ 2T 06 %	3T 06/ 3T 05 %	Acumulado al 30-09-06	%	Acumulado al 30-09-05	%	Variación %
Ventas Netas	308,162	100.0	348,804	100.0	274,690	100.0	-11.7	12.2	953,206	100.0	727,102	100.0	31.1
Costo de Ventas	-237,033	-76.9	-274,396	-78.7	-213,814	-77.8	-13.6	10.9	-740,173	-77.7	-569,962	-78.4	29.9
Utilidad en ventas	**71,129**	23.1	**74,408**	21.3	**60,876**	22.2	**-4.4**	**16.8**	**213,033**	22.3	**157,140**	21.6	**35.6**
Gastos de Venta y Administración	-42,345	-13.7	-40,387	-11.6	-37,781	-13.8	4.8	12.1	-121,804	-12.8	-114,153	-15.7	6.7
Utilidad en operaciones	**28,784**	9.3	**34,021**	9.8	**23,095**	8.4	**-15.4**	**24.6**	**91,229**	9.6	**42,987**	5.9	**112.2**
Ingresos Financieros	9,235	3.0	7,801	2.2	6,463	2.4	18.4	42.9	24,276	2.5	17,035	2.3	42.5
Gastos Financieros	-6,567	-2.1	-6,929	-2.0	-7,631	-2.8	-5.2	-14.0	-21,759	-2.3	-21,678	-3.0	0.4
Participación en los resultados de subsidiarias y afiliadas bajo el método de participación patrimonial	1,234	0.4	2,258	0.6	2,220	0.8	-45.4	-44.4	6,793	0.7	8,100	1.1	-16.1
Otros Ingresos (Egresos), neto	-1,873	-0.6	-2,233	-0.6	-3,958	-1.4	-16.1	-52.7	-6,765	-0.7	-11,805	-1.6	-42.7
Utilidad antes de diferencia en cambio	**30,812**	10.0	**34,918**	10.0	**20,188**	7.3	**-11.8**	**52.6**	**93,774**	9.8	**34,639**	4.8	**170.7**
Utilidad (Pérdida) en cambio	3,071	1.0	7,104	2.0	-6,514	-2.4	-56.8	-147.1	13,979	1.5	-3,868	-0.5	-461.4
Utilidad antes de Participaciones e Impuesto a la Renta	**33,883**	11.0	**42,022**	12.0	**13,674**	5.0	**-19.4**	**147.8**	**107,753**	11.3	**30,772**	4.2	**250.2**
Participaciones	-2,687	-0.9	-3,387	-1.0	-1,122	-0.4	-20.7	139.5	-8,604	-0.9	-2,508	-0.3	243.1
Utilidad antes de Impuesto a la Renta	**31,196**	10.1	**38,635**	11.1	**12,552**	4.6	**-19.3**	**148.5**	**99,149**	10.4	**28,264**	3.9	**250.8**
Impuesto a la Renta	-9,273	-3.0	-11,683	-3.3	-4,229	-1.5	-20.6	119.3	-29,685	-3.1	-9,425	-1.3	215.0
Utilidad neta	**21,923**	7.1	**26,952**	7.7	**8,323**	3.0	**-18.7**	**163.4**	**69,464**	7.3	**18,839**	2.6	**268.7**

130/10/200611:03

FERREYROS S.A.A

ANEXO 3

Ventas netas por Area de Operaciones
(En miles de soles)

	3T 06	%	2T 06	%	3T 05	%	3T 06/ 2T 06 %	3T 06/ 3T 05 %	Acumulado al 30-9-2006	%	Acumulado al 30-9-2005	%	Variación %
Caterpillar:													
Gran minería	35,309	11.5	53,661	15.4	33,590	12.2	-34.2	5.1	112,359	11.8	113,012	15.5	-0.6
Otros	88,264	28.6	110,906	31.8	68,438	24.9	-20.4	29.0	269,968	28.3	148,444	20.4	81.9
	123,573	40.1	164,567	47.2	102,028	37.1	-24.9	21.1	382,327	40.1	261,456	36.0	46.2
Equipos agrícolas	4,885	1.6	8,041	2.3	6,146	2.2	-39.3	-20.5	18,993	2.0	20,755	2.9	-8.5
Automotriz	12,384	4.0	7,087	2.0	7,376	2.7	74.7	67.9	27,765	2.9	22,102	3.0	25.6
Unidades usadas	21,058	6.8	16,907	4.8	6,430	2.3	24.5	227.5	52,775	5.5	25,749	3.5	105.0
	161,900	52.5	196,603	56.4	121,979	44.4	-17.7	32.7	481,859	50.6	330,063	45.4	46.0
Repuestos y servicios	141,341	45.9	147,550	42.3	147,908	53.8	-4.2	-4.4	458,091	48.1	385,148	53.0	18.9
Alquileres	4,922	1.6	4,651	1.3	4,802	1.7	5.8	2.5	13,256	1.4	11,891	1.6	11.5
Total	308,162	100.0	348,804	100.0	274,690	100.0	-11.7	12.2	953,206	100.0	727,102	100.0	31.1

Distribución porcentual de las ventas de la compañía por sectores económicos:

	Acumulado al 30-09-2006
Minería	52.5%
Construccion	17.8%
Comercio y Servicios	10.8%
Pesca	3.5%
Transporte	1.7%
Agricultura	1.6%
Hidrocarburos	1.0%
Industria	1.0%
Gobierno	0.9%
Otros	9.3%
Total	100.0%

Ferreyros S.A.A.
Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros S.A.
VICTOR ASTETE PALMA
Gerente División Contraloría

30/10/200611:06SET 2006-1.xls

DATOS GENERALES DE LA EMPRESA

RPJ :	B60001	Ingresar a 6 digitos
Ejercicio:	2006	Ingresar 4 digitos como maximo
Tipo de Informacion:	TI	Si es Trimestral Individual ingresar TI, si es Trimestral Consolidada ingresar TC
Periodo:	3	Ingresar : 1 si es 1er trimestre, 2 si es 2do trimestre, 3 si es 3er trimestre, 4 si es 4to trimestre
Denominacion de la empresa:	FERREYROS S.A.A.	Ingresar con letras MAYUSCULAS
CIIU :	5150	Ingresar 4 digitos como maximo
E-mail 1 :	contralo@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
E-mail 2 :	bchauca@ferreyros.com.pe	Asegurese de ingresar el e-mail, con "@" y sin espacios en blanco.Ejemplo: mvnet@conasev.gob.pe
Pagina Web :	www.ferreyros.com.pe	Ejemplo: www.conasev.gob.pe
Moneda	Nuevos Soles	Elegir la moneda
E. de Flujos de Efectivo	Método Directo	Señalar que método utilizó para preparar el Estado de Flujos de Efectivo

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Balance General
Al 30 de Setiembre del año 2006 y 31 de Diciembre del año 2005
(En miles de nuevos soles)

Código		Notas	Al 30 de Setiembre 2006	Al 31 de Diciembre 2005
	Activo			
	Activo Corriente			
1D0109	Efectivo y equivalentes de efectivo		31,279	11,469
1D0114	Inversiones financieras		0	0
1D0110	Activos financieros a valor razonable a través de ganancias y pérdidas		0	0
1D0111	Activos disponibles para la venta		0	0
1D0108	Activos por Instrumentos Financieros Derivados		0	0
1D0103	Cuentas por Cobrar Comerciales (neto de provisión acumulada)	3	237,416	226,846
1D0104	Cuentas por Cobrar a Vinculadas	4	15,457	14,039
1D0105	Otras Cuentas por Cobrar (neto de provisión acumulada)		4,982	6,956
1D0106	Existencias (neto de provisión acumulada)	5	259,083	253,255
1D0112	Activos Biológicos		0	0
1D0115	Activos no corrientes disponibles para la venta		0	0
1D0107	Gastos Pagados por Anticipado		4,624	2,136
1D0113	Otros activos		0	0
1D01ST	**Total Activo Corriente**		552,841	514,701
	Activo No Corriente			
1D0201	Cuentas por cobrar comerciales a largo plazo	3	21,969	34,788
1D0202	Cuentas por Cobrar a Vinculadas a Largo Plazo		0	0
1D0203	Otras Cuentas por Cobrar a Largo Plazo		0	0
1D0217	Inversiones financieras		77,836	95,347
1D0213	Activos disponibles para la venta		0	0
1D0215	Activos financieros mantenidos a vencimiento		0	0
1D0214	Inversiones al método de la participación		75,203	91,206
1D0218	Otras Inversiones financieras		2,633	4,141
1D0210	Activos por Instrumentos Financieros Derivados		0	0
1D0209	Existencias		0	0
1D0216	Activos Biológicos		0	0
1D0211	Inversiones Inmobiliarias		0	0
1D0205	Inmuebles, Maquinaria y Equipo (neto de depreciación y desvalorización acumulada)	6	208,783	183,880
1D0206	Activos Intangibles (neto de amortización y desvalorización acumulada)		0	0
1D0207	Impuesto a la Renta y Participaciones Diferidos Activo		11,635	11,207
1D0212	Crédito Mercantil		0	0
1D0208	Otros Activos		320	445
1D02ST	**Total Activo No Corriente**		320,543	325,667
1D020T	**TOTAL ACTIVO**		873,384	840,368

	Notas	Al 30 de Setiembre 2006	Al 31 de Diciembre 2005	Código
Pasivo y Patrimonio				
Pasivo Corriente				
Sobregiros Bancarios		1,848	1,177	1D0306
Obligaciones Financieras	7	126,856	61,415	1D0309
Cuentas por Pagar Comerciales		56,226	100,545	1D0302
Cuentas por Pagar a Vinculadas	4	3,015	11,259	1D0303
Provisiones		0	0	1D0310
Impuesto a la Renta y Particip. Corrientes		24,861	11,166	1D0311
Otras Cuentas por Pagar	7	84,416	126,539	1D0304
Pasivos por Instrumentos Financieros Derivados		0	0	1D0308
Total Pasivo Corriente		297,222	312,101	1D03ST
Pasivo No Corriente				
Obligaciones Financieras		199,849	207,690	1D0401
Cuentas por Pagar Comerciales		0	0	1D0407
Cuentas por pagar a Vinculadas		0	0	1D0402
Pasivos por Instrumentos Financieros Derivados		0	0	1D0405
Provisiones		0	0	1D0406
Otras Cuentas por Pagar		0	0	1D0408
Ingresos Diferidos (netos)		5,249	5,669	1D0403
Impuesto a la Renta y Particip.Diferidos Pasivo		0	0	1D0404
Total Pasivo No Corriente		205,098	213,359	1D04ST
Total Pasivo		502,320	525,460	1D040T
Patrimonio Neto				
Capital	9	145,394	143,556	1D0701
Capital adicional		0	0	1D0702
Resultados no realizados	9	8,153	8,595	1D0708
Reservas Legales	9	4,758	3,389	1D0705
Otras Reservas		0	0	1D0706
Resultados Acumulados	9	31,531	14,297	1D0707
Diferencias de Conversión		0	0	1D0709
Total Patrimonio Neto atribuible a los accionistas mayoritarios		189,836	169,837	1D0710
Capital	9	138,802	122,622	1D0504
Acciones de Inversión		0	0	1D0505
Capital adicional		0	0	1D0506
Resultados no realizados	9	7,784	7,342	1D0507
Reservas Legales	9	4,542	2,895	1D0508
Otras Reservas		0	0	1D0509
Resultados Acumulados	9	30,100	12,212	1D0510
Diferencias de Conversión		0	0	1D0511
Total Patrimonio Neto atribuible a los Intereses Minoritarios		181,228	145,071	1D0503
Total Patrimonio Neto		371,064	314,908	1D07ST
TOTAL PASIVO Y PATRIMONIO NETO		873,384	840,368	1D070T

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Estado de Ganancias y Pérdidas
Por los periodos terminados al 30 de Setiembre del año 2006 y 2005
(En miles de nuevos soles)

Codigo		Notas	Por el Trimestre especifico del 1 de Julio al 30 de Setiembre de 2006	Por el Trimestre especifico del 1 de Julio al 30 de Setiembre de 2005	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2006	Por el Periodo acumulado del 1 de Enero al 30 de Setiembre de 2005
	Ingresos Operacionales					
2D0101	Ventas Netas (ingresos operacionales)		295,774	248,842	935,755	697,834
2D0102	Otros Ingresos Operacionales		1,730	3,061	3,036	3,642
2D01ST	**Total de Ingresos Brutos**		297,504	251,903	938,791	701,476
2D0201	Costo de Ventas (Operacionales)		-226,375	-191,027	-725,758	-544,336
2D0202	Otros costos operacionales		0	0	0	0
2D0203	**Total Costos Operacionales**		-226,375	-191,027	-725,758	-544,336
2D02ST	**Utilidad Bruta**		71,129	60,876	213,033	157,140
	Gastos Operacionales					
2D0302	Gastos de Ventas		-21,788	-21,510	-63,582	-66,583
2D0301	Gastos de Administración		-20,557	-16,271	-58,222	-47,570
2D03ST	**Utilidad Operativa**		28,784	23,095	91,229	42,987
	Otros Ingresos (gastos)					
2D0401	Ingresos Financieros		12,305	3,815	38,255	17,035
2D0402	Gastos Financieros		-6,567	-11,498	-21,759	-25,545
2D0406	Participación en los resultados de empresas vinculadas bajo el método de participación		1,234	2,220	6,793	8,100
2D0409	Ganancia o pérdida por instrumentos financieros derivados					
2D0407	Ganancia o pérdida por venta de activos		0	0	0	0
2D0403	Otros Ingresos		0	0	0	0
2D0404	Otros Gastos		-1,873	-3,958	-6,765	-11,805
2D04ST	**Resultado antes de Participaciones y del Impuesto a la Renta**		33,883	13,674	107,753	30,772
2D0501	Participación de los trabajadores		-2,687	-1,122	-8,604	-2,508
2D0502	Impuesto a la Renta		-9,273	-4,229	-29,685	-9,425
2D07ST	**Utilidad (Perdida) Neta del Ejercicio**		21,923	8,323	69,464	18,839
	Utilidad (Pérdida) Neta atribuible:					
2D0802	**Accionistas mayoritarios**		11,216	4,413	35,538	9,988
2D0803	**Intereses Minoritarios**		10,707	3,910	33,926	8,851
			21,923	8,323	69,464	18,839
2D0901	Utilidad (pérdida) básica por acción común		0.085	0.032	0.269	0.073
2D0902	Utilidad (pérdida) básica por acción de inversión		0.000	0.000	0.000	0.000
2D0903	Utilidad (pérdida) diluida por acción común		0.000	0.000	0.000	0.000
2D0904	Utilidad (pérdida) diluida por acción de inversión		0.000	0.000	0.000	0.000

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.

CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

FERREYROS S.A.A.
Estado de Cambios en el Patrimonio Neto
Por los periodos terminados al 30 de Setiembre del año 2006 y 2005
(En miles de nuevos soles)

Codigo de Cuenta		Capital	Capital adicional	Resultados no realizados	Reservas Legales	Otras Reservas	Resultados Acumulados	Diferencias de Conversión	falta Total Patrimonio Neto atribuible a los accionistas mayoritarios	falta Total Patrimonio Neto atribuible a los Intereses Minoritarios	Total
4D0101	**Saldos al 1ero. de enero de 2005**	135,667	0	5,537	1,903	0	15,001	0	158,108	135,052	**293,160**
4D0117	1. Ingresos (gastos) reconocido directamente en el patrimonio	0	0	0	0	0	0	0	0	0	0
4D0111	2. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	10,160	0	10,160	8,679	**18,839**
4D0119	Total de ingresos y gastos del periodo	0	0	0	0	0	10,160	0	10,160	8,679	**18,839**
4D0102	3. Efecto acumulado de cambios en políticas contables y corrección de errores	0	0	0	0	0	0	0	0	0	0
4D0103	4. Distribuciones o asignaciones a reservas de utilidades efectuadas en el período	0	0	0	0	0	0	0	0	0	0
4D0104	5. Dividendos declarados y participaciones acordados durante el periodo	0	0	0	0	0	-6,466	0	-6,466	-5,523	**-11,989**
4D0105	6. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
4D0110	7. Reducción de capital o redención de acc. de inversión	0	0	0	0	0	0	0	0	0	0
4D0114	8. Acciones en tesorería	0	0	0	0	0	0	0	0	0	0
4D0107	9. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
4D0108	10. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
4D0115	11. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
4D0116	12. Movimiento de resultados no realizados del periodo	0	0	0	0	0	0	0	0	0	0
4D0112	13. Otros incrementos o disminuciones de las partidas patrimoniales	7,889	0	-841	1,487	0	-8,535	0	0	0	0
4D0118	14. Interés Minoritario	0	0	0	0	0	0	0	0	0	0
4D01ST	**Saldos al 30 de Setiembre de 2005**	**143,556**	0	**4,696**	**3,390**	0	**10,160**	0	**161,802**	**138,208**	**300,010**
4D0201	**Saldos al 1ero. de enero de 2006**	143,556	0	8,595	3,389	0	14,297	0	169,837	145,071	**314,908**
4D0217	1. Ingresos (gastos) reconocido directamente en el patrimonio	0	0	0	0	0	0	0	0	0	0
4D0211	2. Utilidad (Pérdida) Neta del Ejercicio	0	0	0	0	0	31,530	0	31,530	37,934	**69,464**
4D0219	Total de ingresos y gastos del periodo	**0**	**0**	**0**	**0**	**0**	**31,530**	**0**	**31,530**	**37,934**	**69,464**
4D0202	3. Efecto acumulado de cambios en políticas contables y corrección de errores	0	0	38	0	0	-38	0	0	0	0
4D0203	4. Distribuciones o asignaciones a reservas de utilidades efectuadas en el periodo	0	0	0	0	0	0	0	0	0	0
4D0204	5. Dividendos declarados y participaciones acordados durante el periodo	0	0	0	0	0	-3,536	0	-3,536	-9,772	**-13,308**
4D0205	6. Nuevos aportes de accionistas	0	0	0	0	0	0	0	0	0	0
4D0210	7. Reducción de capital o redención de acc. de inversión	0	0	0	0	0	0	0	0	0	0
4D0214	8. Acciones en tesorería	0	0	0	0	0	0	0	0	0	0
4D0207	9. Incrementos o disminuciones por fusiones o escisiones	0	0	0	0	0	0	0	0	0	0
4D0208	10. Revaluación de activos	0	0	0	0	0	0	0	0	0	0
4D0215	11. Transferencia de excedente de revaluación realizado	0	0	0	0	0	0	0	0	0	0
4D0216	12. Movimiento de resultados no realizados del periodo	0	0	0	0	0	0	0	0	0	0
4D0212	13. Otros incrementos o disminuciones de las partidas patrimoniales	9,218	0	-38	1,542	0	-10,722	0	0	0	0
4D0218	14. Interés Minoritario	-7,380	0	-442	-173	0	0	0	-7,995	7,995	0
4D02ST	**Saldos al 30 de Setiembre de 2006**	**145,394**	0	**8,153**	**4,758**	0	**31,531**	0	**189,836**	**181,228**	**371,064**

Ferreyros s.a.a.
VICTOR ASTETE PALMA
Gerente División Contraloría

Ferreyros s.a.a.
CPC. BERNARDO CHAUCA QUISPE
Contador General - Mat. 19915

ANEXO 2

FERREYROS S.A.A.

Balance General (Expresado en miles de nuevos soles)

	30-sep-06	30-sep-05	Variación % 30-sep-06 / 30-sep-05
Caja y bancos	31,279	31,537	-0.8
Cuentas por cobrar comerciales	237,416	193,317	22.8
Inventarios	259,083	210,942	22.8
Cuentas por cobrar vinculadas	15,457	16,264	-5.0
Otras cuentas por cobrar	4,982	26,051	-80.9
Gastos pagados por anticipado	4,624	2,377	94.5
Activo Corriente	**552,840**	**480,488**	15.1
Cuentas por cobrar comerciales a largo plazo	21,969	24,204	-9.2
Otras cuentas por cobrar a largo plazo			
Inmueble, maquinaria y equipo			
Equipo de alquiler	91,650	90,152	1.7
Otros activos fijos	290,230	284,162	2.1
	381,880	374,314	2.0
Depreciación acumulada	-173,097	-169,334	2.2
Inmueble, maquinaria y equipo, neto	208,783	204,980	1.9
Inversiones	77,836	94,450	-17.6
Otros activos no corrientes	11,955	9,213	29.8
Activo no Corriente	320,543	332,847	-3.7
Total Activo	**873,384**	**813,335**	7.4
Deuda de corto plazo	56,226	112,298	-49.9
Otros pasivos corrientes	240,996	221,193	9.0
Pasivo corriente	**297,222**	**333,491**	-10.9
Deuda de largo plazo	199,849	170,592	17.2
Total Pasivo	**497,071**	**504,083**	-1.4
Ganancias diferidas	5,249	9,242	-43.2
Impuesto a la renta diferido			
Patrimonio	**371,064**	**300,010**	23.7
Total Pasivo y Patrimonio	**873,384**	**813,335**	7.4
Otra informacion Financiera			
Depreciación y amortización (cifras acumuladas al cierre de cada período)	22,143	25,137	
UAIDA	**137,676**	**81,454**	69.0
Ratios Financieros			
Ratio corriente	1.86	1.44	
Apalancamiento Financiero	0.98	1.31	
Valor contable por acción	1.44	1.24	

Ferreyros S.A.A.

Hugo Sommerkamp Molinari
Gerente Central de Control de Gestión y Sistemas

Ferreyros s.a.a.

VICTOR ASTETE PALMA
Gerente División Contraloría

30/10/200611:04SET 2006-1.xls